Big Derby Distilling Company



ANNUAL REPORT

1250 Alaskan Way

Seattle, WA 98101

(206) 504-7604

https://copperworksdistilling.com/

This Annual Report is dated April 27, 2023.

BUSINESS

Company Overview

Big Derby Distilling Company dba Copperworks Distilling Co. ("Copperworks" or the "Company") produces American Single Malt Whiskey, Gin, and vodka all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle Waterfront, through distribution in bars, restaurants, grocery stores, and liquor stores throughout Washington, and with targeted distribution in Las Vegas, Canada, Australia, Italy, Pennsylvania, and Japan.

Copperworks is nationally recognized as a craft spirits industry leader and as one of the top producers of American Single Malt Whiskey, as indicated by the company being named "Distillery of the Year" in 2018 by the American Distilling Institute. Our sales history and enthusiastic customer response have proven that our products are exceptional and desirable, and we now plan to scale production and offer additional customer experience opportunities to meet unfilled demand and supply markets outside our home state.

Corporate Structure

Copperworks was initially organized as Derby Distilling Company, a Washington corporation on January 13, 2011, and formally changed its name to Big Derby Distilling Company on November

2, 2011.

Previous Offerings

Name: Non-Voting Common

Type of security sold: Equity

Final amount sold: $776,980.62

Number of Securities Sold: 1,992,258

Use of proceeds: Operations and production.

Date: April 29, 2020

Offering exemption relied upon: Regulation CF

Name: Non-Voting Common

Type of security sold: Equity

Final amount sold: $1,928,661.52

Number of Securities Sold: 3,909,557

Use of proceeds: Capital expenditures (87% of funds), Operations (4.5% of funds), Marketing (5% of funds).

Date: January 01, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2022.

Revenue

Revenue for the fiscal year 2021 was $846,090 compared to $1,030,662 in fiscal year 2022. This increase is due to increased sales from the Company's tasting room and wholesale accounts (bars and restaurants) improving after the COVID pandemic stabilized.

Cost of sales

Cost of Sales for fiscal year 2021 was $471,00 compared to $642,592 in fiscal year 2022. This increase is due to increased sales from the Company's tasting room and wholesale accounts (bars and restaurants) improving after the COVID pandemic stabilized and an increase in whiskey production.

Gross margins

Gross profit in 2021 was $375,089, compared to $388,070 in 2022. Gross margins as a percentage of revenue decreased from 44.7% in 2021 to 37.7% in 2022.

The COVID-19 pandemic has disrupted the hospitality industry in a way that took us years to recover from.

To grow the Company's inventory of aging whiskey so we have sufficient product to sell in 3-7 years, we'll need further investments, which will most likely come from selling equity in the Company.

Historical results and cash flows:

Historical Results and Cashflows

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are limited in sales opportunities by the number of whiskey casks we produced 3-7 years ago. Therefore, if we are able to grow the Company's whiskey production, the Company can have increases in sales and revenue numbers that are much greater than they have been historically. The Company's goal is to grow mature whiskey stocks to the point where annual sales can exceed the cost of producing additional whiskey for the next 3-7 years. While the Company believes it can achieve such circumstances, it is likely to take many years due to the long lead time required in making aged whiskey products.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $60,820.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Micah Nutt

Amount Owed: $1,653,612.00

Interest Rate: 1.9%

Maturity Date: November 19, 2023

Creditor: John Parker

Amount Owed: $56,082.91

Interest Rate: 4.1%

Maturity Date: November 20, 2023

Creditor: WebBank

Amount Owed: $100,000.00

Interest Rate: 28.0%

Maturity Date: January 13, 2024

Interest paid weekly.

Creditor: Toyota Lift Northwest- lease agreement

Amount Owed: $17,453.00

Interest Rate: 0.0%

Maturity Date: August 14, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jason Parker

Jason Parker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: January, 2011 - Present

Responsibilities: Company leadership. Jason Parker does not receive an annual salary and presently holds 8,474,547 shares of Common Stock.

Position: Secretary

Dates of Service: January, 2011 - Present

Responsibilities: Manage all board and committee meeting logistics.

Name: Micah Nutt

Micah Nutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: November, 2011 - Present

Responsibilities: Leadership and back-up to President. Micah Nutt does not receive an annual salary and presently holds 8,474,547 shares of Common Stock. Micah is not currently working for Copperworks in a day-to-day operational capacity.

Name: Jeffrey Kanof

Jeffrey Kanof's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: February, 2019 - Present

Responsibilities: Leadership. Back-up to President. Jeffrey Kanof has an annual salary of $94,000 and presently holds 3,019,245 shares of Common Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Micah Nutt

Amount and nature of Beneficial ownership: 8,474,547

Percent of class: 42.1

Title of class: Common Stock

Stockholder Name: Jason Parker (2,000,000 shares); Big Derby Distilling Company 401(k) Plan fbo Jason Parker (6,474,547 shares)

Amount and nature of Beneficial ownership: 8,474,547

Percent of class: 42.1

RELATED PARTY TRANSACTIONS

Name of Entity: Micah Nutt

Relationship to Company: Officer

Nature / amount of interest in the transaction: Issuer of an outstanding loan of $1,653,611 to the company with a due date of 11/09/2023

Material Terms: Interest paid annually of 1.9%. On November 10, 2014, the company issued a Promissory Note to the Co-Founder and one of the biggest shareholder, Micah Nutt, in the amount of $1,750,000. The note bears the lowest rate at which interest is allowed under the Internal Revenue Code and has maturity date set on November 9, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $1,646,112.

Name of Entity: John Parker

Relationship to Company: Family member

Nature / amount of interest in the transaction: Issuer of outstanding loan of $60,000

Material Terms: Loan of $60,000, 1.59% interest rate, Maturity date of 11/20/2023. On

November 20, 2022, the company issued a Promissory Note to John D. Parker, who is the father of the co-founder and president, Jason Parker. The note bears an interest rate of 4.1% per annum and the maturity date is set on November 20, 2023.

OUR SECURITIES

The company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,030,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 37,000,000 with a total of 20,128,339 outstanding.

Voting Rights

Voting rights: 1 vote per share. Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock held by such holder.

Material Rights

The Corporation and the Voting Common Shareholders were party to a certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "Voting Common Stock") owned by such Voting Common Shareholders (the "Original Shareholder Agreement").

Please see the Company's First Amended and Restated Shareholder Agreement attached as Exhibit F.

Non-Voting Common Stock

The amount of security authorized is 25,000,000 with a total of 5,901,815 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 26,030,154 shares, includes 20,128,339 shares of voting Common Stock and 5,901,815 shares of Non-Voting Common Stock.

First Amended Shareholder Agreement

On or about January 31, 2020, certain Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "Non-Voting Common Stock") pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders, which Non-Voting Common Stock was purchased as part of the Corporation's Wefunder Regulation Crowdfunding financing (the "Wefunder Financing"). In connection with the Wefunder Financing, the Corporation and the Voting Common Shareholders amended and restated the Original Shareholder Agreement on the terms set forth in that certain First Amended and Restated Shareholder Agreement, dated as of January 31, 2020 (the "First Amended Shareholder Agreement").

Please see the Company's First Amended Shareholder Agreement attached as Exhibit F.

Second Amended and Restated Shareholder Agreement

This Second Amended and Restated Shareholder Agreement (this " Shareholder Agreement"), by and among the holders of Voting Common Stock, the holders of Non-Voting Common Stock and collectively with the Voting Common Shareholders, the "Shareholders"), and Big Derby Distilling Company, a Washington corporation (the "Corporation").

1. The undersigned acknowledges that the Securities will be subject to restrictions on transfer in this document and as set forth in the Company's Second Amended and Restated Shareholder Agreement (the "Shareholder Agreement"), a copy of which is attached hereto as Exhibit F, which Shareholder Agreement sets forth certain rights and restrictions related to ownership of the Securities, including, without limitation, restrictions on the sale and transfer of the Securities.

2. If the undersigned is an individual, then the undersigned resides in the state identified in the address of the undersigned set forth on the signature page hereto; if the undersigned is a partnership, corporation, limited liability company or other entity, then the office or offices of the undersigned in which its principal place of business is identified in the address or addresses of the undersigned set forth on the signature page hereto. In the event that the undersigned is not a resident of the United States, the undersigned hereby agrees to make such additional representations and warranties relating to the undersigned's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of the Securities.

3. HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

4. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or

otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding and in compliance with the terms set forth in the Shareholders Agreement.

5. At the time of the Closing, the Company shall have received executed signature pages from the undersigned (and the undersigned's spouse, if applicable) to the Shareholder Agreement.

6. Non-Voting Securities; Limited Power of Attorney. The undersigned acknowledges that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities. The undersigned, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the Company, or any other designee of the Company, as its true and lawful attorney-in-fact in the undersigned's name, place and stead, with full power of substitution, to: (a) take such actions as are permitted in this Subscription Agreement, the Company's Articles of Incorporation, the Shareholder Agreement, or otherwise with respect to the Securities, including, without limitation, executing on behalf of the undersigned all documents related to or in furtherance of any of the actions contemplated thereunder; and (b) carry out the intent of this Subscription Agreement. The undersigned hereby acknowledges that the limited power-of-attorney is coupled with an interest and is irrevocable.

7. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by Section 12(g) thereof, or that the Company is otherwise subject to registration under the Exchange Act, the Company shall have the option to repurchase the Securities from the undersigned for the greater of (a) the Purchase Price; and (b) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Securities the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this section, the following terms shall have the meanings set forth below:

"Change of Control" means (a) a transaction or series of related transactions in which any, person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company; (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (a) a voluntary termination of operations; (b) a general assignment for the benefit of the Company's creditors; or (c) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares at a fixed pre-money valuation.

"Financing Price" means the price per share or conversion price of a class of share issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Please also see the Second Amended and Restated Shareholder Agreement attached as Exhibit F. An additional signature for the Shareholder Agreement is required and provided in the subscription agreement.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $4,999,999.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Minority Holder; Securities with No Voting Rights The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. We may not have enough capital as needed and may be required to raise more capital We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering shares in the amount of up to $4,999,999.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Non-Working Officer Micah Nutt is now a non-working officer. As such, it is likely that the company will not make the same progress as it would if he were working part or full time. Small Business Our future success depends on the efforts and relationships of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Industry/Whiskey The current distilled spirits market growth could slow or stop in the future which may adversely effect the company. Reduction of Tourism A portion of our future success depends on the tourism on the Seattle waterfront. Construction projects, pandemics, natural disaster, and other factors may reduce the level of tourism based traffic and therefore have an adverse effect on the company. Distribution The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation my make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company. Supplier A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely effect the company. Supply Chain Disruptions in sourcing raw materials such as glass, packaging and barrels, equipment, general supplies, and product ingredients such as grain and yeast pose a risk to our operations. Disruptions in transportation and logistics, as well as instability in the price of fuel also present risks. Political The political climate could change such that it is more challenging to sell our products in various markets and/or obtain the materials needed to create our products. For example, increased or extended tariffs and/or embargos with certain countries would adversely effect the company. Natural Disaster An earthquake or other disaster could occur that would destroy our stocks of aging spirits and/or our entire facility. While we are insured for such occurrence, it may adversely effect the company. Dilution Each investor's stake in us could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or other types of investments). Lack of Profit We have not yet been profitable, and believe we will continue to incur net losses in future years due to expansion and growth. We may require additional capital in the future, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth, severely limit our operations, or cause us to curtail or terminate our operations. Prohibition The U.S. Government could enact legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business. Competition The distilled spirits industry is fiercely competitive. The company will face competition from other craft distillers as well as mass market distilleries and conglomerates with much larger marketing budgets. COGS Cost of ingredients and raw materials may fluctuate. Increased costs for packaging materials and ingredients could negatively impact our margins, cash flow, financial projections, and reduce our overall revenues. Regulatory Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules, and regulations, there still may be risks and costs that such laws, rules, and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services. Past Performance/Future Results Although we have been in operations for over 9 years and have had revenue growth every year, past performance is not a guarantee of future results. Covid-19 Risk Factor Our results of operations may be negatively impacted by the coronavirus outbreak or other similar events in the future. In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the outbreak have been vast and are still ongoing. We currently rely on third-party suppliers and manufacturers in China or other countries impacted by COVID-19. This outbreak has resulted in the extended shutdown of certain businesses in China and otherwise, which may in turn result in disruptions or delays to our supply chain or supply chains of parties we contract with. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our products. In addition, Washington State and the area in and around Seattle have previously responded with local restrictions which have, and could in the future continue to, negatively impact our business or the businesses of third parties we contract with.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Big Derby Distilling Company

By   /s/ *Jason Parker*

     Name: Big Derby Distilling Company

     Title: CEO, President, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

---

Exhibit A

FINANCIAL STATEMENTS

BIG DERBY DISTILLING COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Big Derby Distilling Company
Seattle, Washington

We have reviewed the accompanying financial statements of Big Derby Distilling Company (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 15, 2023
Los Angeles, California

BIG DERBY DISTILLING COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	104,390	$	1,012,605
Acccounts Receivable, net		76,067		84,725
Inventory		1,968,203		1,743,533
Prepaids and Other Current Assets		3,317		-
Total Current Assets		**2,151,977**		**2,840,863**
Property and Equipment, net		1,414,977		833,180
Intangible Assets		99,000		0
Right-of-Use Assets		5,390,440		-
Security Deposit		68,968		36,983
Total Assets	$	**9,125,362**	$	**3,711,026**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	171,341	$	16,883
Credit Cards		20,088		39,066
Current Portion of Loans and Notes		1,707,885		61,773
Current Portion of operating lease liability		218,974		-
Other Current Liabilities		43,240		111,392
Total Current Liabilities		**2,161,529**		**229,114**
Promissory Notes and Loans		11,763		1,663,565
Right-of-Use Lease, Operating Lease		5,209,441		-
Total Liabilities		**7,382,733**		**1,892,679**
STOCKHOLDERS EQUITY				
Common Stock -Voting		20,128		20,128
Common Stock -Non-Voting		5,902		4,707
Equity Issuance Costs		(450,637)		(450,637)
Subscription Receivable		-		(525,891)
Additional Paid in Capital		3,766,819		3,768,014
Retained Earnings/(Accumulated Deficit)		(1,599,582)		(997,974)
Total Stockholders' Equity		**1,742,630**		**1,818,346**
Total Liabilities and Stockholders' Equity	$	**9,125,362**	$	**3,711,026**

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,030,662	$ 846,090
Cost of Goods Sold	642,592	471,000
Gross profit	388,070	375,089
Operating expenses		
General and Administrative	867,854	478,322
Sales and Marketing	96,116	33,476
Total operating expenses	963,970	511,797
Operating Income/(Loss)	(575,900)	(136,708)
Interest Expense	32,390	32,628
Other Loss/(Income)	(6,681)	(169,965)
Income/(Loss) before provision for income taxes	(601,608)	630
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (601,608)**	**$ 630**

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock -Voting		Common Stock -Non-Voting		Additional Paid In Capital	Equity Issuance Costs	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2020	20,128,339	**$ 20,128**	1,992,258	**$ 1,992**	**$ 1,814,813**	**$ (58,274)**	**$ -**	**$ (998,604)**	**$ 780,056**
Issuance of Stock			2,714,532	2,715	1,953,201	(392,363)	(525,891)		1,037,661
Net income/(loss)								630	630
Balance—December 31, 2021	**20,128,339**	**20,128**	**4,706,790**	**4,707**	**3,768,014**	**(450,637)**	**(525,891)**	**$ (997,974)**	**$ 1,818,346**
Issuance of Stock			1,195,025	1,195			525,891		525,891
Net income/(loss)								(601,608)	(601,608)
Balance—December 31, 2022	**20,128,339**	**$ 20,128**	**5,901,815**	**$ 5,902**	**$ 3,766,819**	**$ (450,637)**	**$ -**	**$ (1,599,582)**	**$ 1,742,630**

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(601,608)	$	630
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		89,999		68,796
Amortization of Intangibles		-		1,817
Changes in operating assets and liabilities:				
Acccounts receivable, net		8,659		(61,758)
Inventory		(224,670)		(35,103)
Prepaids and Other Current Assets		(3,317)		397
Accounts Payable		154,459		16,883
Credit Cards		(18,978)		24,016
Other Current Liabilities		(68,152)		12,537
Security Deposit		(31,986)		5,506
Net cash provided/(used) by operating activities		**(695,594)**		**33,720**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(671,796)		(31,750)
Right-of-Use Assets		(5,390,440)		
Purchases of Intangible Assets		(99,000)		-
Net cash provided/(used) in investing activities		**(6,161,237)**		**(31,750)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		525,891		1,037,661
Repayment of Promissory Notes and Loans		(5,690)		(34,551)
Right-of-Use Lease		5,428,415		-
Net cash provided/(used) by financing activities		**5,948,616**		**1,003,110**
Change in Cash		(908,215)		1,005,080
Cash—beginning of year		1,012,605		7,525
Cash—end of year	**$**	**104,390**	**$**	**1,012,605**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	32,390	$	32,628
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Big Derby Distilling Company was incorporated on January 13, 2011, in the state of Washington under a name Derby Distilling Company. On November 2, 2011, the company changed the name to Big Derby Distilling Company. The financial statements of Big Derby Distilling Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

The Company manufactures and retails alcoholic beverages under the brand Copperworks. Copperworks Distilling Company is a locally owned and operated craft distillery, tasting room and gift shop located on the downtown Seattle waterfront. Copperworks creates award-winning American Single Malt Whiskey, a series of gins, and a vodka -- all made from malted barley and distilled in traditional Scottish stills. Copperworks was named "Distillery of the Year" in 2018 by the American Distilling Institute.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $511,472, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture	5-7 years
Leasehold Improvement	15 years
Tasting Room	30 years
Equipment	5-7 years
Stillhouse and warehouse	30 years
Software	5-7 years
Other property and equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its logo design costs which have an indefinite lifespan.

Income Taxes

Big Derby Distilling Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of alcoholic beverages under the brand Copperworks.

Cost of sales

Costs of sale include the cost of goods sold, shipping, freight & delivery, and freight costs & import fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $96,116 and $33,476, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term.

We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022		2021
Finished goods		180,167		164,663
Work in progress		1,788,036		1,578,870
Total Inventory	$	**1,968,203**	$	**1,743,533**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Prepaid Expense		3,317		-
Total Prepaids and Other Current Assets	$	**3,317**	$	**-**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Deposits, Non-rental		2,450		2,450
Gift Certificate		15,534		12,813
Payroll payable		25,256		2,094
Tax Payable		-		14,560
Deferred Rent		-		79,476
Total Other Current Liabilities	$	**43,240**	$	**111,392**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Construction in Progress	$ 141,332	$ 48,980
Furniture	32,813	10,322
Leasehold Improvement	1,002,245	500,133
Tasting Room	49,066	44,108
Equipment	14,057	865
Stillhouse and warehouse	917,578	904,186
Software	2,000	2,000
Other property and equipment	100,990	77,691
Property and Equipment, at Cost	**2,260,082**	**1,588,286**
Accumulated depreciation	(845,105)	(755,106)
Property and Equipment, Net	**$ 1,414,977**	**$ 833,180**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $89,999 and $68,796, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Logo Design	$ 141,749	$ 42,749
Website	4,850	4,850
Intangible assets, at cost	**146,599**	**47,599**
Accumulated amortization	(47,599)	(47,599)
Intangible assets, Net	**$ 99,000**	**$ 0**

Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $0 and $1,817, respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock- Voting

The Company is authorized to issue 37,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 20,128,339 shares have been issued and are outstanding.

Common Stock- Non-Voting

The Company is authorized to issue 3,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 5,901,815 shares have been issued and are outstanding.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - John D Parker	$ 56,083	4.10%	11/20/2022	11/20/2023	$ 2,299	258	$ 56,083	$ -	$ 56,341	$ -	$ -	$ 56,083	$ -	$ 56,083
Mican Leiff Nutt- Promissory Note	$ 1,653,612	1.90%	8/8/2016	11/9/2023	$ 31,419	201,079	$ 1,646,112	$ -	$ 1,646,112	$ 31,419	$ 169,661	$ -	$ 1,646,112	$ 1,815,772
Toyota Lift Northwest- lease agreement	$ 36,812		8/14/2020	8/14/2025	$ -	-	$ 5,690	11,763	$ 17,453	$ -	$ -	$ 5,690	$ 17,453	$ 23,144
Total					$ 33,718	$ 201,337	$ 1,707,885	$ 11,763	$ 1,719,906	$ 31,419	$ 169,661	$ 61,773	$ 1,663,565	$ 1,894,999

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 1,707,885
2024	5,690
2025	6,073
2026	-
2027	-
Thereafter	-
Total	**$ 1,719,648**

Leases

We have entered into three operating lease agreements mostly for certain of business premises. Our leases have original lease periods expiring between 2036 and 2042. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	As of December 31, 2022
Assets	
Right of use asset, net	$ 5,428,415
Cash	$ -
Liabilities	
Current portion of lease obligation	$ 218,974
Lease obligation	$ 5,209,441

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ -
Additions	$ 5,489,875
Lease payments	(61,460)
Balance at end of period	**$ 5,428,415**

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 218,974
2024	252,355
2025	273,721
2026	291,021
2027	298,617
Thereafter	4,093,727
Total	$ **5,428,415**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (175,970)	$ -
Valuation Allowance	175,970	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (281,687)	$ (105,717)
Valuation Allowance	281,687	105,717
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $202,237, and the Company had state net operating loss ("NOL") carryforwards of approximately $79,450. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

On November 10, 2014, the company issued a Promissory Note to the Co-Founder and one of the biggest shareholder, Micah Nutt, in the amount of $1,750,000. The note bears the lowest rate at which interest is allowed under the Internal Revenue Code and has maturity date set on November 9, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $1,646,112**.**

On November 20, 2022, the company issued a Promissory Note to John D. Parker, who is the father of the co-founder and president, Jason Parker. The note bears an interest rate of 4.1% per annum and the maturity date is set on November 20, 2023.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 15, 2023, which is the date the financial statements were available to be issued.

On the third day of January in the year 2023, the company filed its Third Amended and Restated Articles of Incorporation, wherein it is stated that there shall be no par value per share (both, common and preferred stock).

On January 13, 2023, the company received a business loan agreement with WebBank in the amount of $100,000. Origination fee is 2.99% and the loan repayment include fifty-two (52) weekly installments of $2,461.54.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $575,900, an operating cash flow loss of $695,594, and liquid assets in cash of $104,390, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jason Parker , Principal Executive Officer of Big Derby Distilling Company, hereby certify that the financial statements of Big Derby Distilling Company included in this Report are true and complete in all material respects.

Jason Parker

CEO, President, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer